Exhibit 99.1

Nasdaq Hearings Panel Grants Therapix Biosciences Extension to Regain Compliance With Listing Requirements

TEL AVIV, Israel, April 28, 2020 /PRNewswire/ -- Therapix Biosciences Ltd. (Nasdaq: TRPX) (the “Company”), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments announced today that on April 8, 2020, it received notice that the Nasdaq Hearings Panel (the “Panel”) granted the Company an extension until May 18, 2020, to regain compliance with the minimum $2,500,000 stockholders’ equity requirement for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(b)(1) (the “Stockholders’ Equity Requirement”).

Further, effective April 16, 2020, in response to the COVID-19 pandemic, and the resulting related market conditions, Nasdaq has elected to provide temporary relief from the continued listing bid price, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”) and market value of publicly held shares listing requirements (“Price-Based Requirements”), by tolling compliance through June 30, 2020 (the “Tolling Period”). As a result, companies presently in compliance periods for any Price-Based Requirements, will remain at that same stage of the process immediately after the Tolling Period, starting July 1, 2020.

Accordingly, upon reinstatement of the Price-Based Requirements, the Company will have until November 5, 2020, to regain compliance with the Bid Price Rule. In order to evidence compliance with the Bid Price Rule, the Company must evidence a closing bid price of at least $1.00 per share for a minimum of 10 consecutive trading days (at any time, during or after the Tolling Period).

The Company is diligently working to evidence compliance with both the Bid Price Rule and Stockholders’ Equity Rule; however, there can be no assurance that it will be able to do demonstrate compliance and satisfy Nasdaq’s conditions for continued listing.

About Therapix Biosciences (Nasdaq: TRPX):

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC) and/or non-psychoactive cannabidiol (CBD): THX-110 for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea; THX-160 for the treatment of pain; and THX-210 for the treatment of autism spectrum disorder and epilepsy. Please visit our website for more information at www.therapixbio.com, the content of which is not a part of this press release.

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses plans to regain compliance with each of Nasdaq’s Stockholders’ Equity Requirement and its Bid Price Rule.  Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2019, and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@therapixbio.com
Tel: +972-3-6167055
info@therapixbio.com